ITEM 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENTS

A Regular Meeting of the Board of Directors (the "Board") of Fixed Income Securities, Inc. was held on February 15, 1999.

After full discussion, on motion duly made and seconded, the full Board present unanimously approved a new investment policy of Federated
Strategic Income Fund  (the "Fund") as follows:

	"RESOLVED, that the Board hereby approves the addition of an investment policy, which may be changed without shareholder approval, permitting the Fund to invest in swaps, including
	    interest rate swaps, caps and floors, and total return swaps."